Exhibit 21.1

Riley Exploration Permian, Inc.
Subsidiaries

Name of Subsidiary	State of Formation
Riley Exploration – Permian, LLC	DE
Riley Permian Operating Company, LLC	DE
RPC Power HoldCo LLC	DE
RPC Power LLC	DE
RPC P&W LLC	DE
RPC Toll LLC	DE
RPC Merchant LLC	DE

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